                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           BERLITZ INTERNATIONAL, INC.
                                (Name of Issuer)

                           COMMON STOCK $.10 PAR VALUE
                         (Title of Class of Securities)

                                   08490010-9
                                 (CUSIP Number)

                                                      Copy to:
      MR. KAZUO YAMAKAWA                     MARILYN SELBY OKOSHI, ESQ.
     BENESSE CORPORATION                          COUDERT BROTHERS
3-7-17 MINAMIGATA, OKAYAMA-SHI               1114 AVENUE OF THE AMERICAS
        700-8686 JAPAN                         NEW YORK, NY 10036-7703
      (81)(86) 221-5215                            (212) 626-4400
 (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications)

                                DECEMBER 28, 2000
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08490010-9
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BENESSE CORPORATION  (FOREIGN CORPORATION - NO IRS ID. NO. ISSUED)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*: N.A.
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      JAPAN
--------------------------------------------------------------------------------
NUMBER OF SHARES      7.  SOLE VOTING POWER:
BENEFICIALLY                13,200
OWNED BY EACH
REPORTING PERSON      ----------------------------------------------------------
WITH                  8.  SHARED VOTING POWER:
                          8,636,283
                      ----------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER:
                            13,200
                      ----------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER:
                          8,636,283
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,649,483
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      77.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON: CO
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 08490010-9
================================================================================
1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BENESSE HOLDINGS INTERNATIONAL, INC.   (IRS ID. NO.: 13-3697257)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                           (a)
                                                                           (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*:  N.A.
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES      7.  SOLE VOTING POWER:
BENEFICIALLY                --
OWNED BY EACH
REPORTING PERSON      ----------------------------------------------------------
WITH                  8.  SHARED VOTING POWER:
                          8,636,283
                      ----------------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER:
                             --

                      ----------------------------------------------------------
                      10. SHARED DISPOSITIVE POWER:
                          8,636,283
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,636,283

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

      77.0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON: CO
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1   SECURITY AND THE ISSUER.

         This Amendment No. 3 to the statement on Schedule 13D, filed on February 19, 1993 and amended on October 15, 1998 and September 29, 1999 (the "Schedule 13D"), is being filed by Benesse Corporation ("Benesse") and by its wholly owned subsidiary, Benesse Holdings International, Inc. ("BHI") with respect to the common stock, par value $.10 per share (the "Common Stock") of Berlitz International, Inc. (the "Company") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D as previously amended.

ITEM 2  IDENTITY AND BACKGROUND

(a)-(f) Benesse Corporation is a Japanese corporation the shares of which are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange.

         Mr. Soichiro Fukutake is the President of Benesse and the Chairman of BHI. He owns directly 16,044,723 shares of Benesse's 106,353,453 shares of common stock outstanding. In addition, (i) Mr. Fukutake's wife owns directly 3,174,125 shares of Benesse common stock, (ii) certain companies in which Mr. Fukutake, or he and his wife, hold at least a majority interest hold in the aggregate 1,836,000 shares of Benesse common stock, and (iii) the Fukutake Science and Culture Foundation (the "Foundation"), of which Mr. Fukutake is Chairman, holds 918,000 shares of Benesse common stock. Such shares, together with the shares owned directly by Mr. Fukutake, constitute in the aggregate 21,972,848 shares of Benesse common stock, or 20.7% of Benesse's outstanding common stock. Accordingly, Mr. Fukutake may be deemed to control Benesse.

         The names, addresses, principal occupations and certain other information regarding each current executive officer and director of Benesse and BHI are set forth on Schedule A and Schedule B hereto, respectively.

         Neither the Reporting Persons nor Mr. Fukutake nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedules A and B attached hereto has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Persons nor Mr. Fukutake nor, to the best knowledge of the Reporting Persons, any of the other persons named in Schedules A and B attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source and amount of funds to be used in connection with the proposed transaction described in Item 4 shall be determined at a later date and will be disclosed in an amendment to this Schedule 13D if the Reporting Persons commence the transaction described therein.

ITEM 4            PURPOSE OF TRANSACTION

         On December 28, 2000, Benesse submitted a letter to a special committee ("Special Committee"), comprised of the disinterested directors of the Board of Directors of the Company, setting forth a proposal to acquire all outstanding Common Stock not currently owned directly or indirectly by Benesse or Mr. Fukutake for a cash purchase price of $12.00 per share. If the proposed transaction were completed, Benesse and Mr. Fukutake would beneficially own 100% of the issued and outstanding Common Stock and Benesse would seek to cause the Company to delist the Common Stock from the New York Stock Exchange and terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended. If such transaction is consummated, Benesse would then have greater flexibility in developing the business of the Company solely in accordance with management strategies of the Benesse group.

         There can be no assurance that the proposed transaction will be consummated, or if it is consummated, that it will be consummated on the terms and conditions set forth in Benesse's proposal. The proposed transaction would only be consummated following a favorable recommendation by the Special Committee to the Company's shareholders. The proposal is not contingent on any financing conditions.

         A copy of Benesse's proposal is attached hereto as Exhibit 1 and is incorporated herein by reference, and the description herein of the proposal and the matters contemplated thereby is qualified in its entirety by reference to such letter.

         Depending on the response of the Special Committee to Benesse's proposal and other factors deemed relevant by Benesse, Benesse may formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine to be appropriate. Moreover, Benesse may amend or withdraw the proposal at any time in its sole discretion. Except as specifically set forth in this Item 4 and in furtherance of the proposed transaction, the Reporting Persons presently have no plans or proposals which relate to or would result in any actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5            INTEREST IN THE SECURITIES OF THE ISSUER

         (a), (b) The following table sets forth the beneficial ownership of Common Stock for each person named in Item 2 who owns securities in the Company. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Common Stock.

Person                                 Number of Shares          Percent of
                                       Beneficially Owned        All Shares

Benesse Corporation                     8,649,483 (1)(2)          77.2% (3)
Benesse Holdings International, Inc.    8,636,283 (2)             77.0% (3)
Soichiro Fukutake                       8,934,533 (1)(2)(4)       79.3% (3)


(1) Includes 6,972,138 shares of outstanding Common Stock directly owned by BHI. As a result of Benesse's ownership interest in BHI, Benesse and BHI may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by BHI.
(2) Includes 1,664,145 shares of Common Stock which would be issuable upon conversion of the $55 million convertible debentures due 2011 directly owned by BHI. As a result of Benesse's ownership interest in BHI, Benesse and BHI may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by BHI.
(3) Percentages assume conversion of the $55 million convertible debentures due 2011 held by BHI but does not assume conversion of any and all convertible debentures held by Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.
(4) Includes 227,800 shares of Common Stock directly owned by Mr. Fukutake, 50,750 shares issuable upon exercise of currently exercisable stock options held by Mr. Fukutake and 6,500 shares awarded to Mr. Fukutake in 1999 in lieu of his participation in the 1999 Long Term Incentive Plan of the Company, which shares have not yet been issued. Mr. Fukutake is the President, a Representative Director and the principal shareholder of Benesse. Consequently, he may be deemed to control Benesse (and through Benesse, BHI) and beneficially own the shares of Common Stock directly owned by Benesse and BHI. As a result, he may be deemed to share dispositive and voting control over the shares of Common Stock directly owned by Benesse and BHI.

(c) No transactions in the Common Stock were effected in the past sixty days by the Reporting Persons nor any persons controlling the Reporting Persons nor, to the best of their knowledge, any of the persons listed in the above table or named in Schedules A and B hereto.

ITEM 7            MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1: Letter from Benesse Corporation to the Special Committee of the Board of Directors of Berlitz International, Inc. dated December 28, 2000.

                                   SIGNATURES


After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:             December 29, 2000

                                    BENESSE CORPORATION



                                    By: /s/ Soichiro Fukutake
                                        ---------------------------------------
                                             Name:  Soichiro Fukutake
                                             Title: President


                                    BENESSE HOLDINGS INTERNATIONAL, INC.



                                    By: /s/ Soichiro Fukutake
                                        ---------------------------------------
                                             Name:  Soichiro Fukutake
                                             Title: Chairman





SCHEDULE A:       Directors and Executive Officers of Benesse Corporation

SCHEDULE B:       Directors and Executive Officers of Benesse Holdings
                  International, Inc.

                                  EXHIBIT INDEX

Exhibit No.       Description

Exhibit 1: Letter from Benesse Corporation to the Special Committee of the Board of Directors of Berlitz International, Inc. dated December 28, 2000.

SCHEDULE A

                              Directors and Executive Officers
                                             of
                                     Benesse Corporation


The names and titles of the Directors and Executive Officers of Benesse Corporation and
their business address and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benesse
Corporation and each individual is a Japanese citizen.

NAME                  PRESENT PRINCIPAL OCCUPATION                         BUSINESS ADDRESS
Mitsuo Yamazaki       Chairman of the Board                                        1
Soichiro Fukutake     Representative Director and President                        2
Makoto Sato           Representative Director and Vice President                   3
Takeshige Hirayama    Director and Head of School and Teacher Support              2
                      Company
Kenjiro Kaneshiro     Director and Head of General Administration                  1
                      Division Tokyo
Shigemi Asano         Director and Head of Senior Company                          4
Kazuo Yamakawa        Director and Head of General Administration                  2
                      Division Okayama
Yoji Shiraishi        Director and Head of Children and Students Company           1
Nobuya Kashihara      Director and Head of Women and Family Company and            3
                      Marketing Supply Sector
Tamotsu Fukushima     Director and General Manager of Strategy and                 3
                      Planning
Kimiko Kunimasa       Director and General Manager of Women's Life                 3
                      Laboratory
Hiroaki Kawamura      Director and General Manager of Information                  2
                      Systems and Planning

Business Address:
(1) 1-34, Ochiai, Tama-Shi, 206-8686 Tokyo, Japan
(2) 3-7-17, Minamigata, Okayama-Shi, 700-8686 Okayama-Ken, Japan
(3) Shinjuku-Nomura Building, 1-26-2, Nishishinjuku, Shinjuku-Ku 163-0525 Tokyo, Japan
(4) Sasazuka Center Building, 2-1-6, Sasazuka, Shibuya-Ku 151-0073 Tokyo, Japan

SCHEDULE B

                                    Directors (*) and Executive Officers
                                                     of
                                    Benesse Holdings International, Inc.


The names and titles of the Directors and the Executive Officers of Benesse Holdings
International, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Benesse Holdings International, Inc. and each individual is a citizen of
Japan (other than Mr. Kahl, who is a citizen of the United States).

NAME                  PRESENT PRINCIPAL OCCUPATION          BUSINESS ADDRESS
* Soichiro Fukutake   Director and Chairman                 3-7-17, Minamigata, Okayama-Shi
                       of BHI, Representative               700-8686 Okayama-Ken, Japan
                      Director and President
                       of Benesse Corporation

* Hiroshi Kitada      Director, President and               65 East 55th Street, 23rd Floor,
                        Chief Executive Officer             New York, New York 10022


* James R. Kahl       Director and Vice Chairman            400 Alexander Park
                      of Berlitz International, Inc.        Princeton, NJ 08540-6306

* Ryoichi Tanaka      Director and Vice President           400 Alexander Park
                       Corporate Office of Berlitz          Princeton, NJ 08540-6306
                       International, Inc.

* Naoto Sugiyama      Director                              1-34, Ochiai, Tama-shi, 206-8686,
                                                            Tokyo, Japan

  Hiroyuki Yagi       Vice President,                       65 East 55th Street, 23rd Floor,
                        Treasurer and Secretary             New York, New York 10022
